SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Biotechnology Limited (the “Entity”) – ASX Price Query

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

June 14, 2016

Tuesday, 14th June 2016

Kobe Li

Senior Advisor, Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

Level 4, Rialto North Tower

525 Collins Street

Melbourne VIC 3000

Dear Kobe,

Prana Biotechnology Limited (the “Entity”) – ASX Price Query

We refer to your email received on Friday 10th June 2016, in relation to a noted change in the price and significant increase in volume of the Entity’s securities traded in the past few days.

We provide the following response to your queries:

1.	Is the Entity aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

No, the Entity is not aware of any information not already released to the market. The Entity has not provided earnings guidance, and does not believe the share price is strongly related to the financial performance of the Entity at this stage.

2.	If the answer to question 1 is yes;

Not applicable.

3.	If the answer to question 1 is no, is there any other explanation that the Entity may have for the recent trading in its securities?

The Entity has no direct explanation for the reasons for the increase in price of the securities.

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

The Entity continues to be in compliance with the Listing Rules including Rule 3.1

Yours faithfully,

Phillip Hains

Company Secretary

Suite 1, 1233 High Street Armadale

Victoria Australia 3143

Telephone: +61 3 9824 5254

Facsimile: +61 3 9822 7735

10 June 2016

Mr Phillip Hains

Company Secretary

Prana Biotechnology Ltd

By email

Dear Mr Riley

Prana Biotechnology Ltd (the “Entity”): ASX price query

We note the change in the price of the Entity’s securities from a low of 8.7 cents to a high of 12 cents today.

We also note the significant increase in the volume of the Entity’s securities traded in the past few days.

In light of this, ASX asks you to respond separately to each of the following questions:

1.	Is the Entity aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

In responding to this question, please consider in particular whether the Entity is aware of any information that its earnings for the 12 month period ending on 30 June 2016:

a)	are likely to differ materially (downwards or upwards) from any earnings guidance it has given for the period; or

b)	if the Entity has not given any earnings guidance for the period, are otherwise likely to come as a surprise to the market (by reference to analyst forecasts for the period or, if the Entity is not covered by analysts, its earnings for the prior corresponding period)?

2.	If the answer to question 1 is “yes”:

a)	Is the Entity relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1?

Please note that the recent trading in the Entity’s securities would suggest to ASX that such information may have ceased to be confidential and therefore the Entity may no longer be able to rely on Listing Rule 3.1A. Accordingly, if the answer to this question is “yes”, you need to contact us immediately to discuss the situation.

b)	Can an announcement be made immediately?

Please note, if the answer to this question is “no”, you need to contact us immediately to discuss requesting a trading halt (see below).

c)	If an announcement cannot be made immediately, why not and when is it expected that an announcemant will be made?

ASX Compliance Pty Limited	20 Bridge Street	www.asx.com.au
ABN 26 087 780 489	Sydney NSW 2000	Customer service 13 12 79

3.	If the answer to question 1 is “no”, is there any other explanation that the Entity may have for the recent trading in its securities?

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

When and where to send your response

This request is made under, and in accordance with, Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by not later than half an hour before the start of trading (ie before 9.30 am AEST on 14 June 2016. If we do not have your response by then, ASX will have no choice but to consider suspending trading in the Entity’s securities under Listing Rule 17.3.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, the Entity’s obligation is to disclose the information “immediately”. This may require the information to be disclosed before the deadline set out in the previous paragraph.

ASX reserves the right to release a copy of this letter and your response on the ASX Market Announcements Platform under Listing Rule 18.7A. Accordingly, your response should be in a form suitable for release to the market.

Your response should be sent to me by e-mail. It should not be sent directly to the ASX Market Announcements Office. This is to allow me to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Listing Rule 3.1

Listing Rule 3.1 requires a listed entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. Exceptions to this requirement are set out in Listing Rule 3.1A.

The obligation of the Entity to disclose information under Listing Rules 3.1 and 3.1A is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

In responding to this letter, you should have regard to the Entity’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B.

Trading halt

If you are unable to respond to this letter by the time specified above, or if the answer to question 1 is “yes” and an announcement cannot be made immediately, you should discuss with us whether it is appropriate to request a trading halt in the Entity’s securities under Listing Rule 17.1.

If you wish a trading halt, you must tell us:

•	the reasons for the trading halt;

•	how long you want the trading halt to last;

•	the event you expect to happen that will end the trading halt;

•	that you are not aware of any reason why the trading halt should not be granted; and

•	any other information necessary to inform the market about the trading halt, or that we ask for.

We may require the request for a trading halt to be in writing. The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted.

You can find further information about trading halts in Guidance Note 16 Trading Halts & Voluntary Suspensions.

If you have any queries or concerns about any of the above, please contact me immediately.

Yours sincerely

[Sent electronically without signature]

Kobe Li

Senior Aviser, Listings Compliance

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